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SEC FILE NUMBER
8-70251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brex Treasury LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12832 S. Frontrunner Blvd
(No. and Street)

Draper	UT	84020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erik Zhou	(833) 228-2044	erik@brex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

560 Mission St #1600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erik Zhou _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brex Treasury LLC _____, as of 12/31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
FinOP

see attached California Notary certificate
Notary Public

This filing contains (check all applicable boxes):**
- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

GOVERNMENT CODE § 8202

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of __Yolo__

Subscribed and sworn to (or affirmed) before me on

this __28__ day of __March__, 20 __22__ by
　　Date　　　　　　Month　　　　　Year

(1) __Erik Zhou__

(and (2) __N/A__),
　　　　　　　Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _Laura_

Signature of Notary Public



LAURA CHRISTENSEN
Notary Public - California
Yolo County
Commission # 2394289
My Comm. Expires Mar 15, 2026

Place Notary Seal and/or Stamp Above

———— **OPTIONAL** ————

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: __Annual Reports - Form X-17A 5__

Document Date: __Signed 3/28/22__　　　　Number of Pages: __2__

Signer(s) Other Than Named Above: _____

©2019 National Notary Association



BREX TREASURY LLC

Statement of Financial Condition

As of December 31, 2021

With Report of Independent Registered Public Accounting Firm

Table of Contents



Ernst & Young LLP
560 Mission Street
San Francisco, CA 94105

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
Brex Treasury LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brex Treasury LLC (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2019.

March 28, 2022

1

A member firm of Ernst & Young Global Limited

BREX TREASURY LLC
Statement of Financial Condition

As of December 31,	2021
ASSETS	
Cash and cash equivalents	$ 32,640,420
Cash segregated under federal and other regulations	52,877,234
Receivables from customers	10,099,581
Due from affiliate, net	417,595
Other assets	427,786
Total assets	**$ 96,462,616**
LIABILITIES	
Intercompany borrowings	$ 57,872,194
Payable to customers	5,226,181
Payable to non-customers	6,493,415
Accounts payable and accrued expenses	825,029
Other liabilities	75,811
Total liabilities	**70,492,630**
EQUITY	
Member's equity	25,969,986
Total equity	**25,969,986**
Total liabilities and equity	**$ 96,462,616**

The accompanying footnotes are an integral part of this statement.

Notes to Financial Statements

1. ORGANIZATION & OPERATIONS

Nature of Business

Brex Treasury LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a Delaware limited liability company on November 1, 2018 and commenced operations as a broker dealer on August 16, 2019. The Company is 100% owned by Brex Inc. (the "Parent").

The Company currently operates in one reportable operating segment and offers customers a business cash management account known as Brex Cash where customer deposits can be swept into a money market mutual fund or bank sweep account. The Company has a bank sweep program pursuant to SEC Rule 15c3-3 that allows customers to transfer Brex Cash funds to a program bank, thus providing Federal Deposit Insurance Corporation ("FDIC") protection on amounts up to $250,000. Brex Cash also provides customers same-day liquidity for their deposits, allowing them to send and receive payments with no transaction fees while also earning yield on their money market mutual fund investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition has been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The significant accounting policies described below, together with other notes that follow, are an integral part of the Statement of Financial Condition.

Use of Estimates

The preparation of the Statement of Financial Condition and the related disclosures in conformity with GAAP require the Company to make judgments, assumptions, and estimates that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Company bases their estimates on historical experience and on various other factors they believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities. These judgments, estimates, and assumptions are inherently subjective in nature; actual results may differ from these estimates and assumptions, and the differences could be material.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market mutual funds and deposits with banks. The Company had $11,077,813 in money market mutual funds as of December 31, 2021.

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations consists of cash holdings in a segregated reserve account set aside to satisfy requirements under Rule 15c3-3 of the SEC. The cash is held within a special reserve bank account for the exclusive benefit of customers.

Fair Values Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into the following three levels:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

- Level 3: Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into or out of any level at their beginning period values.

As of December 31, 2021, the Company held securities consisting of money market mutual funds, which are valued at the closing price reported by the fund sponsor from an actively traded exchange and are categorized as Level 1 in the fair value hierarchy.

Payable to and Receivable from Customers and Non-Customers

In the normal course of business, customer deposits are swept to and from either a money market mutual fund or program bank. When customer deposits are received by the Company and have not been swept into the money market mutual fund or the program bank, those deposits are payable to customers until they are swept. When the Company receives redemption instructions from customers, the Company prepays the redemption amount prior to settlement of the redemption from the money market mutual fund or program bank. These prepayments are receivables from customer until the redemption is settled with the money market mutual fund or the program bank. Payable and receivable activity for customers that are affiliates of the Company are reflected as non-customers in the Statement of Financial Condition.

The Company utilizes an impairment model, known as the current expected credit loss ("CECL") model, in order to assess these credit losses that may exist within our receivables from customers. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information. Receivables from customers are written off when there are insufficient funds in the money market mutual fund or bank sweep balances of the customer. These instances occur due to fraudulent transactions conducted by bad actors and the Company is unable to collect on the receivables as a result. As of December 31, 2021, the Company did not carry a reserve for losses for receivables from customers.

3. RELATED-PARTY TRANSACTIONS

The amount of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unaffiliated third parties. The amount of expenses allocated to us may not be reflective of expenses that would have been incurred by us if we used third party service providers.

Pursuant to an expense sharing agreement, the Company reimburses the Parent for employee compensation, benefits, and share-based payments as well as certain general administrative, operational, and occupancy services performed by the Parent on behalf of the Company. Under the same expense sharing agreement, the Parent pays certain direct expenses on behalf of the Company through a cost-plus intercompany agreement and in addition, reimburses the Company for indirect expenses. Net cash is settled with allocated expenses in accordance with the agreement. The reimbursement from the Parent is reflected as service revenue from affiliate on the Statement of Operations. As of December 31, 2021, the Parent owed the Company $417,595 which is included in the due from affiliate, net balance in the Statement of Financial Condition.

The Parent issues equity-based awards under its Stock Incentive Plan for the benefit of its employees, including those that perform services on behalf of the Company. These employees were granted stock options to purchase shares of the Parent's common stock at an exercise price equal to the fair value per common share at the time of issuance. The stock options vest over a four-year period. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period based on the fair value of the award on the date of grant.

The Company also borrows from the Parent to finance its operating activities from time to time under a $75,000,000 line of credit at an interest rate of 5% per annum. As of December 31, 2021, the outstanding balance owed by the Company was $57,872,194 with accrued interest payable of $204,456. These amounts are included in intercompany borrowings and due from affiliate, net, respectively, in the Statement of Financial Condition.

4

The Parent has business cash management accounts through Brex Cash. As of December 31, 2021, the Company had $6,493,415 in payable to non-customers in the Statement of Financial Condition.

4. NET CAPITAL REQUIREMENT

The Company is authorized to use the alternative standard for computing net capital under SEA Rule 15c3-1(a)(1)(ii). Under the alternative standard, the Company must maintain a minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. As of December 31, 2021, the Company's net capital was $25,643,756 which was $25,393,756 in excess of its required minimum net capital.

5. RISKS AND UNCERTAINTIES

The ongoing global COVID-19 pandemic adversely impacted the global economy and caused significant volatility in the financial markets. The Company will continue to actively monitor the COVID-19 pandemic and evaluate its impact on the Company business and financial position. The impact of the pandemic has not had a material impact on the Company. Any future potential impact will depend on a number of evolving factors and cannot currently be reasonably estimated.

6. COMMITMENTS & CONTINGENCIES

Guarantees

Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company had no obligations under guarantee arrangements as of December 31, 2021.

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations, warranties, and covenants that provide for indemnifications under certain circumstances. These include contracts with certain service providers, such as depository institutions. The Company's maximum exposure under these arrangements cannot be estimated. However, the Company believes that it is not probable it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

7. SUBSEQUENT EVENTS

The Company has evaluated events through March 28, 2022, the date that the Statement of Financial Condition was available to be issued and has determined that there were no subsequent events requiring adjustment or disclosure in the Statement of Financial Condition.